UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: February 21, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

#FY_2017

Orange financial results

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

21 February 2018



Disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, risks related to banking activities, loss or disclosure to third parties of customers data, Orange's ability to withstand intense competition in mature markets, networks or software failures due to cyberattacks, damage to networks caused by natural disasters, terrorist acts or other reasons, various frauds affecting Orange or its clients, Orange's ability to retain the necessary skills given the high level of employee retirements and the development of new needs, difficulties in integrating newly acquired businesses as part of the telecommunication sector's consolidation in Europe, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, possible adverse health effects associated with the use of telecommunications equipment, risks related to the single brand strategy, the eruption of a global financial or economic crisis, fiscal and regulatory constraints and changes, the results of litigation regarding regulations, competition and other matters, disagreements with its co-shareholders in companies that Orange does not control, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the accounting value of certain assets resulting in their impairment, and credit risks or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on April 6, 2017 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 7, 2017 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
2017 highlights

2017 Guidance achieved

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

* see slide 29 for EBITDA adjustments

** subject to shareholders' approval; ex-date June 5th, record date June 6th, payment date June 7th for the €0.40 2017 balance



Revenue

€ 41.1 bn



-0.1%
+0.6%
+1.2%
2015
2016
2017

Adjusted EBITDA*

€ 12.8 bn



+0.1%
+1.3%
+2.2%
2015
2016
2017

CAPEX
7.2
€ billion

OpCF
+0.8%
yoy

Net debt / Adj. EBITDA (telecom)
1.85x

Dividend 2017**
€0.65

2017 guidance achieved

Outstanding year for customer acquisition driven by VHBB

VHBB > 100 Mbps



VHBB customers

4.7m

+43% yoy

4G customers*

46m

+50% yoy

FY 2017 performance

Record year in FTTH net-adds in France	Leader in FTTH net-adds in Spain	Mobile net-adds in Africa & ME	New TV customers	Orange Bank
+546k	+650k	+10m	+583K	+55k customers

Share of convergent broadband B2C customers



Spain 83%
France 59%
Poland 50%
Slovakia 37%
Belgium 100%
Romania 45%

* excluding operations under equity method

Focus on 2017 investments

VHBB > 100 Mbps



H

FY 2017 Capex	**+3.4%** yoy
VHBB* connectable homes	**+31%** yoy
21 **4G countries in 2017**	New 4G countries in 2017: Egypt, Madagascar, Mali
Spectrum acquisition	Jordan, Mali
Rebranding	Burkina Faso, Liberia, Sierra Leone

Section two

Financial results overview

Convergence, the bedrock of our commercial performance

Convergence: client with an offer combining at least one broadband access (xDSL, FTTx or LTE4Fixed with cell-lock) and a mobile voice contract.



Convergent B2C customer base in m

% of broadband B2C customer base


France
+8%
5.5
5.6
5.7
5.9
6.0
59%
Q4
Q1
Q2
Q3
Q4
Spain
+2%
3.02
3.07
3.09
3.09
3.08
83%
Q4
Q1
Q2
Q3
Q4
Poland
+55%
0.67
0.74
0.86
0.95
1.03
50%
Q4
Q1
Q2
Q3
Q4

Churn improvement with convergence in Q4*

France	Spain	Poland
-3pts	-9pts	-4pts

B2C billed services quarterly ARPCO (Average Revenue Per Convergent Offer), in €/month in Q4

France	Spain	Poland
€65.1 +5.2% yoy	€58.3 +6.7% yoy	€24.1 -13.5% yoy**

Convergent billed service revenue B2C (Q4 yoy growth)

France	Spain	Poland
+15%	+9%	+35%**

* Churn differential between convergent B2C customers and total fixed BB B2C customers
** YoY evolution calculated in local currency

Accelerated revenue growth, mainly driven by Spain, MEA, France and Central Europe

	Q4 2017	FY 2017
Q4 2017 revenue* €10.5bn	yoy +1.8% +€185m	yoy +1.2% +€503m

* Orange Bank Net Banking Income is not included in Group **revenues** but in "Other operating income", that is below the revenue line and feeds directly into consolidated Adjusted EBITDA.



Group revenue growth yoy
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
+0.0%
+0.8%
+1.0%
+0.8%
+1.4%
+0.9%
+1.8%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17



Higher revenue growth in almost all segments in 2017
yoy growth in %
FY 2016
FY 2017
+6.0%
+7.1%
+1.9%
+5.7%
+2.6%
+3.0%
+0.5%
+0.8%
-0.9%
+0.6%
+0.4%
-1.0%
-2.4%
-1.4%
Spain
Central Europe
Africa & ME
Belgium & Lux.
France
Enterprise
Poland

Adjusted EBITDA (telecom) growth rate doubled in FY 2017

FY 2017 Adjusted EBITDA (telecom)	Q4 2017	FY 2017
€12.9bn	yoy +2.7% +€84m	yoy +2.4% +€306m
	As % of rev. 30.7% +0.3pt yoy	As % of rev. 31.3% +0.4pt yoy

Adjusted Ebitda growth (telecom, yoy in %)



Adj. EBITDA growth
-2.1%
-1.2%
+1.6%
+1.7%
-1.6%
+0.1%
+1.6%
+4.8%
+2.2%
+2.5%
+2.3%
+2.7%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

YoY increase in FY adjusted EBITDA
Telecom, in €m



+164
+46
+159
-25
-16
2016
+306
+94
+230
+106
-124
2017
France
Spain
MEA
Others



Explore
2020

Gross saving achieved in 2017

€934m

(€751m OPEX)

OpCF is growing for the first time since 2009 even as FTTH accelerates



EBITDA
Value Creation
OpCF*
ROCE

Group CAPEX FY17

€ 7.2 bn

+3.4% yoy



Capex to Sales (telecom, in %)
16.1%
17.0%
17.4%
FTTH CAPEX
13.9%
14.0%
14.1%
CAPEX excl. FTTH
2015
2016
2017



Group OpCF* yoy % evolution
+1.7%
2009
-7.5%
2010
-9.2%
2011
-13.0%
2012
-11.5%
2013
-6.1%
2014
-8.3%
2015
-0.8%
2016
+0.8%
2017

*Adjusted EBITDA – CAPEX

Net income from continuing activities multiplied by 2

Net income* from consolidated Group

€ **2.1** bn

Net income* from continuing activities evolution

x2 yoy



In €m
3,263
-2,253
1,010
484
221
-531
769
161
2,114
29
2,143
x2
2016 Net income from consolidated Group
Impact of the disposal of EE in 2016
2016 Net income from continuing activities
Reported EBITDA cb
Financial result (excl. BT)
D&A, income tax paid & others
Impairment of goodwill & assets
BT shares
2017 Net income from continuing activities
Impact of the disposal of EE in 2017
2017 Net income from consolidated Group

* see details on slide 30

Net debt to Adjusted EBITDA ratio in line with the medium term guidance

Net debt* – telecom activities



Net Debt / Adjusted EBITDA Telecom
€24.4bn
1.93x
€23.8bn
1.85x
2016
2017

Slight decrease in Net Debt including notably:

- Sale of 1/3 of stake in BT for €433m in June 2017
- €0.05 dividend increase for fiscal year 2017 paid in December 2017, representing a €133m increase in dividend paid to Orange shareholders (subject to shareholders' approval)

Maturity profile as of 31 December 2017 - telecom activities**
in €bn, excluding 2018 issuance



bank loans & others
exchangeable bonds
bonds
3.8
3.1
4.9
4.4
2.1
1.3
3.5
0.6
2.5
1.7
1.5
12.6
11.6
2018
2019
2020
2021
2022
>2023

Liquidity position (telecom activities)

€ 14.1 bn

o/w €8bn in cash

* see details on slide 31; ** after hedging

Section three
Business review

Q4 2017 France

3rd quarter of revenues growth, with growth in mobile for the 1st time since 2011

in m€	Q4 17	yoy cb	FY 17	yoy cb
Revenues	**4,644**	**+1.7%**	**18,052**	**+0.6%**
mobile services	1,650	+2.5%	6,450	-0.9%
mobile equipment	249	+10.0%	727	+6.3%
fixed services	2,597	+0.8%	10,315	+1.3%
other revenues	148	-4.5%	560	-3.0%
Adjusted EBITDA			**6,901**	**+1.4%**
Adjusted EBITDA margin			38.2%	+0.3pt
CAPEX			**3,451**	**+0.6%**
CAPEX/revenues			19.1%	-0.0pt

Revenue evolution (yoy in %)



Total
Broadband services
Mobile services
PSTN
10%
5%
0%
-5%
-10%
-15%
-0.9%
-0.1%
+0.5%
+0.2%
+7.5%
+2.5%
+1.7%
-10.9%
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

Broadband ARPU

Quarterly ARPU YoY evolution

34.9€



+0.8%
+1.6%
+1.4%
+1.4%
+4.2%
Including ePresse
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

Mobile ARPU

Quarterly ARPU YoY evolution

22.4€



+0.2%
-0.8%
-0.5%
-0.7%
+2.5%
Including ePresse
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

Convergence (B2C)

Quarterly billed services ARPCO, €/month

€65.1 +5.2% yoy

o/w Open : **€67.8** ; +5.9% yoy

Revenues, Q4 yoy

+15%

Number of mobile lines per convergent offer

1.5 +0.05 yoy

o/w Open : **1.6** ; +0.05 yoy

Churn differential*

-3 pts

* Churn differential between convergent B2C customers and total fixed BB B2C customers

Q4 2017 France commercial performance

Strong mobile and broadband net adds in a very promotional environment

Mobile contract net adds (in '000s) and churn rate



net adds excl M2M
quarterly churn rate in %
15.3%
13.7%
+116
+73
+111
+320
+212
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

59% of broadband B2C customers are on convergent offers (+3pt yoy)

Fixed BB net adds (in '000s)



FTTH
ADSL and others
+96
+73
+73
+108
+85
+145
+127
+111
+145
+164
-49
-54
-38
-36
-79
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

57% of FTTH net adds are new clients

4G	**96%**	of 4G population coverage (+8pts yoy) #1 position
	73%	of B2C voice contract customers have a 4G plan (+11pts yoy)
	73%	of B2C mobile-voice contracts are on SIM-only offers (+8pts yoy)

9.1m	of FTTH connectable homes (+32% yoy)
2.0m	of FTTH customers (+38% yoy)
43%	of retail BB customers are on high-end offers* (+3pts yoy)

*Play and Jet

Q4 2017 Spain

A solid quarter in revenue growth, supporting a record adjusted EBITDA growth in full year

in m€	Q4 17	yoy cb	FY 17	yoy cb
Revenues	**1,373**	**+5.0%**	**5,371**	**+7.1%**
mobile services	698	+6.1%	2,769	+7.3%
mobile equipment	153	+7.6%	559	+10.1%
fixed services	521	+3.1%	2,041	+6.2%
other revenues	0	-	3	-
Adjusted EBITDA			**1,582**	**+17.0%**
Adjusted EBITDA margin			29.4%	+2.5pt
CAPEX			**1,115**	**+2.7%**
CAPEX/revenues			20.8%	-0.9pt

Adj. EBITDA evolution



Adj. EBITDA margin
25.9%
27.9%
27.5%
31.3%
Adj. EBITDA yoy growth
+15.4%
+11.7%
+15.3%
+18.6%
H1 16
H2 16
H1 17
H2 17

Broadband ARPU
Quarterly ARPU, €/month

33.1€



+4%
31.7
31.6
32.0
32.2
33.1
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

Mobile ARPU
Quarterly ARPU, €/month

14.2€



+6%
13.5
13.6
14.2
15.1
14.2
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

Convergence (B2C)

Quarterly billed services ARPCO, €/month
€58.3 +6.7% yoy

Revenues Q4 yoy
+9%

Number of mobile lines per convergent offer
1.9 +0.04 yoy

Churn differential*
-9 pts

* Churn differential between convergent B2C customers and total fixed BB B2C customers

Q4 2017 Spain commercial performance

A value driven approach on a very competitive environment

Mobile contract net adds and churn rate



net adds excl M2M in '000s
quarterly churn rate in %
17.7%
21.9%
+81
+58
+51
+37
+61
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

83% of broadband B2C customers are on **convergent** offers (+1.7pt yoy)

Fixed BB net adds (in '000s)



FTTH
ADSL and others
+61
+40
+8
-11
-16
+199
+196
+141
+137
+175
-138
-156
-133
-148
-191
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

4G **9.3m** **4G** customers (+18% yoy)

99% of B2C mobile voice contract are on **SIM-only** offers

3.1m B2C **broadband convergent** customers (+57k yoy)

12m **FTTH** connectable homes (+2.4m yoy)

2.3m **FTTH** customers (x1.4 yoy) 54% penetration of the FBB base

626k **TV** customers 15% penetration of the FBB base

Q4 2017 Poland

Fixed broadband performance reflects the relevance of VHBB and convergent strategy

in m€	Q4 17	yoy cb	FY 17	yoy cb
Revenues	**688**	**-2.4%**	**2,674**	**-1.4%**
mobile services	287	-5.9%	1,160	-6.4%
mobile equipment	72	-12.8%	283	+14.8%
fixed services	272	-1.2%	1,074	-3.1%
other revenues	58	+35.1%	157	+35.2%
Adjusted EBITDA			**707**	**-4.8%**
Adjusted EBITDA margin			26.4%	-1.0pt
CAPEX			**443**	**-4.9%**
CAPEX/revenues			16.6%	-0.6pt

		yoy
2.5m	FTTH connectable homes	+68%
214k	FTTH customers	+143%
50%	Broadband B2C convergent customers	+15pts

Love

Mobile contract customer base in '000s



+5%
9,262
9,726
Q4 16
Q4 17

Fixed broadband customer base in '000s



+11%
2,206
2,438
Q4 16
Q4 17

Convergence (B2C)

Quarterly billed services ARPCO €/month
€24.1 -13% yoy*

Revenues Q4 yoy *
+35%

Number of mobile lines per convergent offer
1.9 +0.1 yoy

Churn differential**
-4 pts

* YoY evolution calculated in local currency
** Churn differential between convergent B2C customers and total fixed BB B2C customers

Q4 2017 Belgium & Luxembourg

Solid customer net adds driven by convergence and attractive data offers

in m€	Q4 17	yoy cb	FY 17	yoy cb
Revenues	**318**	**-1.3%**	**1,251**	**+0.8%**
mobile services	250	-3.3%	1,021	+0.1%
mobile equipment	35	-7.3%	117	-3.6%
fixed services	25	+29.2%	89	+21.8%
other revenues	8	+22.1%	24	-10.8%
Adjusted EBITDA			**302**	**-4.3%**
Adjusted EBITDA margin			24.2%	-1.3pt
CAPEX			**188**	**+12.4%**
CAPEX/revenues			15.1%	+1.6pt

yoy

2.3m **Mobile contract** customers in Belgium excl. M2M — **+3%**

109k **Fixed Broadband** customers in Belgium — **x2**

Belgium mobile contract net adds
in '000s excluding M2M



+9
+3
+21
+15
+28
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

Belgium contract ARPU evolution
Quarterly ARPU yoy growth



+2.8%
+1.1%
+1.0%
+2.7%
+3.2%
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

Love

Convergent B2C net adds
in '000s



+13
+15
+13
+16
+22
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

Q4 2017 Central European countries

Data monetization and convergence maintain a high level of revenues growth

in m€	Q4 17	yoy cb	FY 17	yoy cb
Revenues	**459**	**+5.6%**	**1,749**	**+5.7%**
mobile services	350	+1.7%	1,376	+1.9%
mobile equipment	53	+24.8%	166	+35.2%
fixed services	38	+11.5%	150	+12.2%
other revenues	18	+29.9%	56	+18.7%
Adjusted EBITDA			**547**	**-1.7%**
Adjusted EBITDA margin			31.3%	-2.3pt
CAPEX			**266**	**+5.6%**
CAPEX/revenues			15.2%	-0.0pt

			yoy
	4.6m	4G customers	+44%
	394k	Fixed Broadband customers	+29%**

Revenue growth driven by Romania (yoy in %)



Total Central Europe
Romania
Slovakia
Moldova
12%
10%
8%
6%
4%
2%
0%
-2%
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17
+7.7%
+5.6%
+2.5%
-0.4% *

Central Europe mobile contract net adds (excl. M2M)
in '000s



+102
+16
+52
+46
+61
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

* Due to Sun perimeter effect
** At comparable base as wireless for fixed is reported in fixed broadband starting Q1 2017

Q4 2017 Africa & Middle East

Revenues accelerated growth at +5.7% driven by Data, Orange Money, and B2B

in m€	Q4 17	yoy cb	FY 17	yoy cb
Revenues	**1,274**	**+5.7%**	**5,030**	**+3.0%**
mobile services	1,056	+6.8%	4,207	+4.7%
mobile equipment	26	+42.0%	79	+23.7%
fixed services	173	-6.0%	672	-8.6%
other revenues	20	+34.8%	72	+14.5%
Adjusted EBITDA			**1,612**	**+7.0%**
Adjusted EBITDA margin			32.1%	+1.2pt
CAPEX			**1,021**	**+7.0%**
CAPEX/revenues			20.3%	+0.8pt

Revenues growth yoy in %



6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
+1.6%
+0.7%
+2.7%
+3.1%
+5.7%
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

New business drivers continue to fuel growth

+36%

Data revenue growth yoy in Q4

4G 11m customers*

+58%

Orange Money revenue growth yoy in Q4

36.9m customers

12.1m active customers in last 30 days

~1/3

B2B contribution to annual revenue growth

* excluding operations under equity method

Q4 2017 Enterprise

Revenues almost stabilized, thanks to continuing growth in IT&IS and mobile equipment

in m€	Q4 17	yoy cb	FY 17	yoy cb
Revenues	**1,859**	**-0.1%**	**7,252**	**-1.0%**
voice	362	-3.6%	1,452	-4.3%
data	660	-2.3%	2,700	-3.0%
IT&IS	576	+3.6%	2,092	+2.6%
mobile	260	+3.0%	1,008	+2.6%
Adjusted EBITDA			**1,307**	**-2.3%**
Adjusted EBITDA margin			18.0%	-0.2pt
CAPEX			**382**	**+13.9%**
CAPEX/revenues			5.3%	+0.7pt

Cyberdefense
Q4 revenue growth **+17%** yoy

Cloud
Q4 revenue growth **+15%** yoy

Revenues per segment (yoy in %)



Total
Voice
Data
Mobile
IT & integration services
12%
9%
6%
3%
0%
-3%
-6%
-9%
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17
+3.6%
+3.0%
-0.1%
-2.3%
-3.6%

Mobile contract net adds excl.M2M (mostly in France)
in '000s



+15
+14
+39
+32
+24
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

Section four
2018 guidance

Short and mid-term guidance

	2018	2019-2020
Adjusted EBITDA	Higher growth rate vs 2017	Growth
CAPEX	€7.4bn (peak)	Decrease
Operating Cash Flow *	Higher growth rate vs 2017	Growth
Net debt / Adjusted EBITDA (telecom)	Around 2x in the medium term	
Dividend	€70 cent (↗ +€5 cent)	New floor of €70 cent

IAS 18 & IFRS 15

*Adjusted EBITDA – CAPEX

Appendices

Revenues yoy evolution


Group
yoy
2%
1%
0%
-1%
-2%
-3%
-4%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
0.0%
+0.8%
+1.0%
+0.8%
+1.4%
+0.9%
+1.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2014
2015
2016
2017


France
2%
1%
0%
-1%
-2%
+1.7%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
16
17


Africa & the Middle-East
8%
6%
4%
2%
0%
+5.7%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
15
16
17


Europe
5%
0%
-5%
+2.3%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
15
16
17


Enterprise
2%
1%
0%
-1%
-2%
-0.1%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
16
17


Spain
10%
5%
0%
-5%
+5.0%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
15
16
17


Poland
2%
0%
-2%
-4%
-6%
-2.4%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
15
16
17


Belgium & Luxemburg
6%
3%
0%
-3%
-6%
-1.3%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
15
16
17


Central European countries
8%
6%
4%
2%
0%
-2%
-4%
+5.6%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
15
16
17

Appendix: B2C + B2B Orange customers in France

Mobile KPIs (in thousands)	Q1 16	Q2 16	Q3 16	Q4 16	Q1 17	Q2 17	Q3 17	Q4 17
Mobile customers (excl. MVNOs)	**28,612**	**28,966**	**29,508**	**30,033**	**30,489**	**31,150**	**31,624**	**31,777**
Contract	24,581	25,069	25,759	26,486	27,090	27,842	28,433	28,821
M2M	4,277	4,611	5,115	5,711	6,228	6,829	7,068	7,220
Excluding M2M	20,305	20,457	20,644	20,775	20,862	21,012	21,365	21,601
Prepaid	4,030	3,897	3,748	3,547	3,398	3,308	3,191	2,956
Mobile volume market share (in %)*	**35.1%**	**35.3%**	**35.4%**	**35.5%**	**35.6%**	**35.8%**	**35.8%**	**35.5%**

Fixed KPIs (in thousands)	Q1 16	Q2 16	Q3 16	Q4 16	Q1 17	Q2 17	Q3 17	Q4 17
Broadband customers	**10,830**	**10,923**	**11,056**	**11,151**	**11,220**	**11,290**	**11,402**	**11,485**
o/w xDSL	9,698	9,686	9,693	9,643	9,587	9,548	9,517	9,438
o/w FTTH customers	1,075	1,181	1,308	1,452	1,579	1,690	1,835	1,999
Broadband market share (in %)*	**40.0%**	**40.1%**	**40.3%**	**40.2%**	**40.2%**	**40.2%**	**40.4%**	**40.4%**
Net adds broadband market share (in %)*	45.3%	64.2%	58.1%	36.8%	30.3%	49.5%	60.6%	42.1%

* Numbers for the latest quarter are company estimates.

EBITDA adjustments

in €m	Q4 16 cb	Q4 17	FY 16 cb	FY 17
Adjusted EBITDA	**3,141**	**3,220**	**12,538**	**12,819**
restructuring and integration	-148	-92	-497	-167
litigations	-27	-210	10	-271
labour related	-411	-287	-525	-374
o\w Senior Part Time	-411	-288	-525	-395
portfolio review and others			-8	-5
Reported EBITDA	**2,555**	**2,631**	**11,518**	**12,002**

Change in net income

(in millions of euros, on a historical basis)	2016 historical	2016 cb	2017 actual
Adjusted EBITDA	**12,682**	**12,538**	**12,819**
Adjustments*	(963)	(1,020)	(817)
Reported EBITDA	**11,719**	**11,518**	**12,002**
Depreciation & amortization	(6,728)		(6,846)
Impairment of goodwill & assets	(979)		(210)
Share of profit (losses) of associates	(46)		6
Other income / (charge)	111		(35)
Operating income	**4,077**		**4,917**
Effects resulting from BT shares	(533)		(372)
Financial result (excluding BT)	(1,564)		(1,343)
Tax	(970)		(1,088)
Net income from continuing activities	**1,010**		**2,114**
Net income from discontinued activities	2,253		29
Net income from consolidated Group	**3,263**		**2,143**
Minority interests	328		237
Net income Group share	**2,935**		**1,906**

Change in net debt

(in millions of euros, on a historical basis)	2016 historical	2017 actual
Adjusted EBITDA - CAPEX (telecom activities)	**5,738**	**5,732**
Change in working capital requirements	(428)	(64)
Change in CAPEX payables	305	307
Licences and spectrum paid	(1,800)	(617)
Net interest paid (including dividends received)	(1,109)	(1,273)
Income taxes paid	(906)	(584)
Other operational items	(1,146)	(910)
Dividends paid to owners of parent company	(1,596)	(1,729)
Dividends paid to non-controlling interests	(259)	(236)
Coupons on subordinated notes	(291)	(282)
Net of acquisitions and disposals	3,298	432
Other financial items	302	(175)
Change in net debt	**2,108**	**601**
Net financial debt*	**(24,444)**	**(23,843)**
Ratio of net financial debt / Adjusted EBITDA	**1.93x**	**1.85x**

* Net financial debt as defined and used by Orange does not include the activities of Orange Bank, for which this concept is not relevant.
** As at December 31 2017, the amount does not take into account the effect of the escrowed amount of approximatively 346 million of euros in February 2018 related to the Digicel litigation.